News release

Biofrontera awarded contract with the U.S. Department of Veterans Affairs

Leverkusen, Germany, August 16, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F), an international biopharmaceutical company, today announced that its wholly owned US-subsidiary Biofrontera Inc. has been awarded a 5-year contract with the U.S. Department of Veterans Affairs (VA) for the sale of Ameluz® in combination with the medical device BF-RhodoLED®.

Ameluz® has been listed on the Federal Supply Schedule (FSS) since last fall as announced in a news release on October 9, 2017. The contract is a result of the FSS listing and covers the entire U.S. Federal Government.

“We are extremely pleased to be able to offer Ameluz® to all VA as well as the U.S. Department of Defense medical facilities”, says Prof. Dr. Hermann Lübbert, CEO of Biofrontera AG. “The contract award validates the efficacy of our product and allows more patients to receive treatment. We will continue to pursue opportunities like this as part of our overall growth strategy.”

While the initial contract value of US $451,170 is based on certain sales estimates, there is no limit on the volume of Ameluz® to be sold to each facility. Under the contract, the price per tube of Ameluz® is approximately 24.5% less than our reported price as it is subject to a federal ceiling price, which is the highest price a supplier can charge to the Government.

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com
IR UK: Seton Services Toni Vallen	+44 (0) 207 224 8468
IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102